Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-166097) of our report, which includes explanatory paragraphs relating to IASO Pharma Inc.’s ability to continue as a going concern and a restatement of the classification of certain operating expenses in IASO Pharma Inc.’s 2009 and 2008 statements of operations, dated April 14, 2010, except for the effects of the matters discussed in Note 9 and Note 1 (Reverse Stock Split), which are as of December 22, 2010 and January 19, 2011, respectively, on our audits of the financial statements of IASO Pharma Inc. as of December 31, 2009 and 2008 and for the years then ended and for the period from October 5, 2006 (Inception) to December 31, 2009. We also consent to the reference to our Firm under the caption “Experts.”

/s/ J.H. Cohn LLP

Roseland, New Jersey

January 26, 2011